UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Komag, Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

500453 20 4
(CUSIP Number)

December 31, 2004
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 500453 20 4	13G	Page 2 of 20 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON* PN; HC

1                    See footnote 1 in Item 4.

CUSIP NO. 500453 20 4	13G	Page 3 of 20 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GLB Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON* PN; HC

1                    See footnote 1 in Item 4.

CUSIP NO. 500453 20 4	13G	Page 4 of 20 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Investment Group, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON* OO; HC

1                    See footnote 1 in Item 4.

CUSIP NO. 500453 20 4	13G	Page 5 of 20 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON* IN; HC

1                    See footnote 1 in Item 4.

CUSIP NO. 500453 20 4	13G	Page 6 of 20 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Wellington Partners L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON* PN; HC

1                    See footnote 1 in Item 4.

CUSIP NO. 500453 20 4	13G	Page 7 of 20 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Kensington Global Strategies Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON* CO; HC

1               See footnote 1 in Item 4.

CUSIP NO. 500453 20 4	13G	Page 8 of 20 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Equity Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON* CO

1                    See footnote 1 in Item 4.

CUSIP NO. 500453 20 4	13G	Page 9 of 20 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Wellington Partners L.P. SE

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON* PN; HC

1                    See footnote 1 in Item 4.

CUSIP NO. 500453 20 4	13G	Page 10 of 20 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Jackson Investment Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON* CO; HC

1                    See footnote 1 in Item 4.

CUSIP NO. 500453 20 4	13G	Page 11 of 20 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Antaeus International Investments Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON* CO; HC

1                    See footnote 1 in Item 4.

CUSIP NO. 500453 20 4	13G	Page 12 of 20 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Credit Products Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON* CO; HC

1                    See footnote 1 in Item 4.

CUSIP NO. 500453 20 4	13G	Page 13 of 20 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Credit Trading Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock) [1]

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Row 6 above).

12.		TYPE OF REPORTING PERSON* CO

1                    See footnote 1 in Item 4.

CUSIP NO. 500453 20 4	13G	Page 14 of 20 Pages

Item	1(a)	Name of Issuer: KOMAG, INCORPORATED

1(b)	Address of Issuer’s Principal Executive Offices:

1710 Automation Parkway San Jose, California 95131

Item 2(a)	Name of Person Filing

Item 2(b)	Address of Principal Business Office

Item 2(c)	Citizenship

Citadel Limited Partnership
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Illinois limited partnership

GLB Partners, L.P.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited partnership

Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited liability company

Kenneth Griffin
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
U.S. Citizen

Citadel Wellington Partners L.P.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Illinois limited partnership

CUSIP NO. 500453 20 4	13G	Page 15 of 20 Pages

Citadel Kensington Global Strategies Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Bermuda company

Citadel Equity Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Cayman Islands company

Citadel Wellington Partners L.P. SE
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Delaware limited partnership

Citadel Jackson Investment Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Cayman Islands company

Citadel Antaeus International Investments Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Cayman Islands company

Citadel Credit Products Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Cayman Islands company

CUSIP NO. 500453 20 4	13G	Page 16 of 20 Pages

Citadel Credit Trading Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street
32nd Floor
Chicago, Illinois 60603
Cayman Islands company

2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

2(e)	CUSIP Number:		500453 20 4

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4	Ownership:

CUSIP NO. 500453 20 4	13G	Page 17 of 20 Pages

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
CITADEL WELLINGTON PARTNERS L.P.
CITADEL KENSINGTON GLOBAL STRATEGIES FUND, LTD.

CITADEL EQUITY FUND LTD.
CITADEL WELLINGTON PARTNERS L.P. SE
CITADEL JACKSON INVESTMENT FUND LTD.
CITADEL ANTAEUS INTERNATIONAL INVESTMENTS LTD.
CITADEL CREDIT PRODUCTS LTD.
CITADEL CREDIT TRADING LTD.

(a)           Amount beneficially owned:

$45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024 (convertible into 1,716,856 shares of Common Stock)  (1)

(b)           Percent of Class:

Approximately 5.8% as of December 31, 2004 (based on 27,916,827 shares of Common Stock issued and outstanding as of October 3, 2004, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Notes referred to in Item (a) above).

(c)           Number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:

0

(ii)                                  shared power to vote or to direct the vote:

See item (a) above.

(iii)                               sole power to dispose or to direct the disposition of:

0

(iv)                              shared power to dispose or to direct the disposition of:

See item (a) above.

(1) The securities reported herein include 1,716,856 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), that the Reporting Persons may acquire in the future through the conversion of $45,325,000 in principal amount of the Company’s 2.0% Convertible Subordinated Notes due February 1, 2024, which may be converted by the Reporting

CUSIP NO. 500453 20 4	13G	Page 18 of 20 Pages

Persons into shares of the Common Stock at the conversion price of $26.40 per share, subject to adjustment upon certain events.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
See Item 2 above.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Matthew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney filed concurrently herewith.

CUSIP NO. 500453 20 4	13G	Page 19 of 20 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 4th day of February, 2005		KENNETH GRIFFIN

		By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, attorney-in-fact*

CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.

By:	GLB Partners, L.P.,	By:	/s/ Matthew B. Hinerfeld
	its General Partner		Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel
By:	Citadel Investment Group, L.L.C.,
	its General Partner	CITADEL CREDIT PRODUCTS LTD.

By:	/s/ Matthew B. Hinerfeld	By:	Citadel Limited Partnership,
	Matthew B. Hinerfeld, Managing		its Portfolio Manager
Director and Deputy General Counsel
		By:	GLB Partners, L.P.,
GLB PARTNERS, L.P.			its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Matthew B. Hinerfeld	By:	/s/ Matthew B. Hinerfeld
	Matthew B. Hinerfeld, Managing		Matthew B. Hinerfeld, Managing
	Director and Deputy General Counsel		Director and Deputy General Counsel

CITADEL ANTAEUS INTERNATIONAL INVESTMENTS LTD.		CITADEL JACKSON INVESTMENT FUND LTD.

By:	Citadel Limited Partnership, its Portfolio Manager	By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Matthew B. Hinerfeld	By:	/s/ Matthew B. Hinerfeld
	Matthew B. Hinerfeld, Managing		Matthew B. Hinerfeld, Managing
	Director and Deputy General Counsel		Director and Deputy General Counsel

CUSIP NO. 500453 20 4	13G	Page 20 of 20 Pages

CITADEL WELLINGTON PARTNERS L.P.		CITADEL CREDIT TRADING LTD.

By:	Citadel Limited Partnership, its General Partner	By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Matthew B. Hinerfeld	By:	/s/ Matthew B. Hinerfeld
	Matthew B. Hinerfeld, Managing		Matthew B. Hinerfeld, Managing
	Director and Deputy General Counsel		Director and Deputy General Counsel

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.		CITADEL EQUITY FUND LTD.

By:	Citadel Limited Partnership, its Portfolio Manager	By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Matthew B. Hinerfeld	By:	/s/ Matthew B. Hinerfeld
	Matthew B. Hinerfeld, Managing		Matthew B. Hinerfeld, Managing
	Director and Deputy General Counsel		Director and Deputy General Counsel

CITADEL WELLINGTON PARTNERS L.P. SE

By:	Citadel Limited Partnership, its General Partner

By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Matthew B. Hinerfeld as the undersigned’s true and lawful authorized representative and attorney-in-fact to execute for and on behalf of the undersigned and to file with the United States Securities and Exchange Commission and any other authority:  (a) any Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Forms 3, 4 and 5 or Schedule 13D or 13G, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 10, 2005.

/s/ Kenneth Griffin
Kenneth Griffin